November 27, 2018

Via EDGAR

Division of Corporation Finance
Office of Natural Resources
United States Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549-3561
Re: California Resources Corporation
Form 10-K for Fiscal Year Ended December 31, 2017
Filed February 27, 2018
Form 10-Q for Fiscal Quarter Ended September 30, 2018
Filed November 1, 2018
File No. 001-36478
Ladies and Gentlemen:
Set forth below are the responses of California Resources Corporation (the “Company”, “we,” “us” or “our”) to comments received from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) by letter dated November 9, 2018, with respect to the Company’s Form 10-K for Fiscal Year Ended December 31, 2017, filed with the Commission on February 27, 2018, File No. 1-36478 (“Form 10-K”) and Form 10-Q for Fiscal Quarter Ended September 30, 2018, filed with the Commission on November 1, 2018, File No. 1-36478 (“Form 10-Q”).
Concurrently with the submission of this letter, we are confidentially submitting to the Staff certain supplemental information in a separate letter addressed to the address set forth above (the “Supplemental Letter”).
For your convenience, each response is prefaced by the exact text of the Staff’s corresponding comment in bold, italicized text. All references to page numbers and captions correspond to the Form 10-K and Form 10-Q unless otherwise specified.

Form 10-K for the Fiscal Year Ended December 31, 2017

Properties
Our Reserves
Proved Undeveloped Reserves, page 32

1.	Provide us, as supplemental information, the following:

•	An aging, by year initially booked, of your proved undeveloped reserves as of December 31, 2017 and December 31, 2016;

•
A schedule showing, by year, the locations, volumes and capital expenditures associated with the development plans underlying your disclosed proved undeveloped reserves as of December 31, 2017 and December 31, 2016; and

•
A schedule which reconciles, as of December 31, 2017 and December 31, 2016, total planned capital expenditures associated with converting your proved undeveloped reserves to total future development costs per the standardized measure of discounted future net cash flows appearing on page 119 of your filing.

RESPONSE:
We provided the requested information above in the Supplemental Letter sent directly to the Staff of the Commission.

Form 10-Q for Fiscal Quarter Ended September 30, 2018
Notes to Consolidated Financial Statements
Note 6 - Joint Ventures
Non-controlling Interests, page 12

2.
Tell us and disclose in more detail how you determined that the Class A common interests and Class B preferred interests held by ECR Corporate Holdings L.P. should be classified as redeemable non-controlling interest in mezzanine equity on your balance sheet. In addition, include the redemption amount on the balance sheet, as outlined in the disclosure requirements in Rule 5-02(27) of Regulation S-X. As part of your response, please cite relevant authoritative accounting guidance which supports the basis for your conclusions and the measurement of the carrying value of the non-controlling interests.

RESPONSE:
California Resources Elk Hills, LLC (CREH), a subsidiary of CRC, and ECR Corporate Holdings L.P. (ECR), an independent third party to CRC, entered into a midstream joint venture known as Elk Hills Power, LLC (the JV) on February 7, 2018 (Effective Date). CREH holds 50,000 Class A common units and 95,250 Class C common units. ECR holds 50,000 Class A common units, all of the 750,000 Class B preferred units and 4,750 Class C common units.
The JV is party to a Commercial Agreement with CREH in which the JV provides electricity generation and gas processing services, the payments for which include fixed and variable components. The variable components are based on market factors (including, for example, greenhouse gas allowance index prices and gas prices) as well as volumes. The JV generates additional revenue from sources other than the Commercial Agreement, including a power purchase agreement with a regulated utility, as well as a contract with California ISO for electricity sold to the wholesale market. CREH controls and consolidates the JV.
The Class B preferred units held by ECR earn a preferred return on $750 million of invested capital. Cash flows generated by the JV are first distributed to the Class B holder to the extent available for the preferred return, and the remaining cash flows are distributed pro rata to the Class C holders. CRC, through CREH, has the option to cause the JV to repurchase all of ECR’s Class A common and Class B preferred units at any time prior to August 7, 2025 (the 7 ½-year anniversary date). If CREH elects this option, the Class B preferred units would be repurchased for the $750 million of invested capital, plus any previously accrued but unpaid preferred distributions and a make-whole amount. The Class A common units carry a premium that is determined based on when a redemption occurs, if at all.
ECR, as the Class B holder, has the right to cause an exit transaction (as described below) upon the occurrence of the following events:

a)	CRC does not cause the JV to repurchase ECR’s Class A common and Class B preferred units in full by the end of the 7 ½ -year period,

b)	CREH defaults on payments owed to the JV under the Commercial Agreement, with rights to cure, along with a failure to make a preferred distribution within 60 days of when otherwise due,

c)	CRC defaults on its bank debt which causes such debt to be declared due and payable,

d)	CRC or any of its subsidiaries file for bankruptcy,

e)	CREH procures power or gas processing services within a certain geographic area from a party other than the JV during the term of the Commercial Agreement, or

f)	Certain other breaches of performance obligations of CRC or CREH under the JV agreements.

The exit transaction may include a sale, lease or other disposition of all or substantially all of the JV assets, or a market transaction such as an initial public offering, consolidation, merger or sale of all or any portion of the units. This exit transaction is designed to allow ECR holders to monetize their investment through the sale of the underlying assets of the JV or through a direct sale of their Class A and B units.

The Class B preferred units held by ECR can also cause a redemption transaction upon the occurrence of certain contingent events as follows:

a)
A CRC change in control event as defined in CRC’s 2014 Revolving Credit Facility. If such event were to occur, then the outstanding Class B holder could elect to cause the JV to redeem its Class B preferred units at the liquidation preference of $750 million x 101%, or

b)
A CREH change in control event which is defined as either a sale of at least 40% of the subsidiary assets to any person other than CRC and its affiliates or a transaction that causes either a more than 50% change in its ownership or the ability to designate a majority of CREHs’ Board of Directors. In such case, the Class B holder could elect to cause the JV to redeem its preferred units at the liquidation preference plus a make-whole amount.

Accordingly, the Class A common and B preferred units held by ECR are not mandatorily redeemable at a date certain or upon an event that is certain to occur. Given that the Class A and B units are not mandatorily redeemable, they do not meet the definition of a liability under ASC 480-10. Therefore, we considered whether the Class A and B units should be reported as a component of permanent equity.

Pursuant to the guidance under ASC 480-10-S99-3A, we reported the Class A and Class B units within temporary equity (at a mezzanine level). Paragraph 2 of ASC 480-10-S99-3A provides that a non-controlling interest should be classified outside of permanent equity (our analysis reflected in italics) when it is redeemable:

a)	at a fixed or determinable price on a fixed or determinable date
Analysis – While the Class A and B units are not redeemable at a fixed or determinable date, they would be redeemable at a fixed and determinable price on the date the redemption provision is exercised.

b)	at the option of the holder, or
Analysis – The Class B Holder can, at its option, force an effective redemption through an exit transaction that could include the sale of all or substantially all of the JV assets. Following an exit transaction, no Class A or B units would remain outstanding.

c)	upon the occurrence of an event that is not solely within the control of the issuer.
Analysis – The occurrence of a CRC change in control event is outside the control of CRC, and a CREH change in control event is outside the control of the JV.

Since the Class B units, and with it the Class A units, are both effectively redeemable through liquidation at the option of the holder (exit transaction) and redeemable upon the occurrence of an event that is not solely within the control of CRC or any of its related parties, the Class A and B units are classified as temporary equity and reported at a mezzanine level between liabilities and permanent equity.

Regarding the redemption amount on the balance sheet, Rule 5-02(27) of Regulation S-X states in part that if there is more than one issue, then the details may be aggregated on the face of the balance sheet and details concerning each issue, the carrying amount and redemption amount may be presented in a separate note. In Note 6 Joint Ventures on page 12 of Form 10-Q, we have included a non-controlling interest table as well as a narrative describing each issue as well as the optional redemption provisions and rights held by the Class B holder described above.

ASC 805-20-30 states that for non-controlling interests, the initial amount presented in mezzanine equity should be the initial carrying amount, which is acquisition date fair value. We valued each of the units at issuance date based on the fair value method. The acquisition date fair value of ECR’s units were as follows (in millions):

Units	Fair Value
Class A Common	$27
Class B Preferred	$687
Class C Common	$36
Total	$750

The subsequent measurement of a non-controlling interest first considers the non-controlling interest accounting in ASC 810-10 (i.e., the initial carrying amount, increased or decreased for the non-controlling interest's share of other comprehensive income or loss less distributions) and then the redeemable equity guidance in ASC 480-10-S99-3A.

An entity only applies the redeemable equity guidance in ASC 480-10-S99-3A paragraph 14 if the non-controlling interest is either (1) currently redeemable or (2) probable of becoming redeemable (for example, when the redemption depends solely on the passage of time). At this time, ECR’s Class B preferred units, and with it ECR’s Class A common units, are neither. We do not currently have the intent to exercise our option to cause a repurchase of ECR’s Class A and Class B units by the JV. Further, an exit transaction is not available at this time and is contingent upon events or actions which have not occurred.
When a redemption becomes probable, we will recognize changes in the value of the non-controlling interest and adjust the carrying amount to equal the greater of (i) the redemption value at the end of each reporting period (assuming the end of the reporting period to be the redemption date) or (ii) the cumulative amount that would result from applying the measurement guidance in ASC 810.

Note 7 – Acquisitions and Divestitures
Acquisitions, page 13

3.	With respect to the Elk Hills transaction, please provide disclosures, as applicable, in accordance with FASB ASC 805-10-50-2(h).

RESPONSE:
We acknowledge the Staff’s comment and respectfully advise the Staff that we ran the significant subsidiary tests under Regulation S-X 1-02(w). The results of all of these tests were comfortably below the required thresholds, and we determined that the Elk Hills transaction was not significant. Additionally, in accordance with FASB ASC 805-10-50-2(h), we compared key financial statement line items (including revenue, production costs and general and administrative expenses) and non-financial statement items (including production volumes) from the Elk Hills transaction to our consolidated results since the acquisition date and for the comparative periods presented in the financial statements. In each case, the transaction constituted less than 10% of our consolidated results for all periods presented. Therefore, we concluded that the Elk Hills transaction was not material to our condensed consolidated financial statements taken as a whole. We did not believe that the omission of these disclosures were qualitatively or quantitatively misleading to a financial statement reader and, therefore, did not include the disclosures in our Form 10-Q.

Please direct any questions that you have with respect to the foregoing or if any additional supplemental information is required by the Staff, please contact me at (818) 661-6021.

Very truly yours,
California Resources Corporation

By:     /s/ Roy Pineci
Name:    Roy Pineci
Title:     Executive Vice President, Finance